Exhibit 99.81
CONSENT
To: OceanaGold Corporation (the “Company”)
Re: Registration Statement on Form 40-F of the Company
The undersigned has reviewed and approved certain technical and scientific information (the “Reviewed Information”) contained in, referenced in, or incorporated by reference into the Form 40-F (as defined below).
The undersigned understands that the Company wishes to make reference to my name and the Reviewed Information in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use extracts and/or information from the Reviewed Information in the Form 40-F. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosures identified above.
Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:
•the use of, and references to, my name, including my status as an expert or “qualified person”;
•the use of, and references to, the Reviewed Information in the Form 40-F; and
•the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Reviewed Information, or portions thereof, that were prepared by the undersigned, that the undersigned supervised the preparation of and/or that the undersigned has reviewed and approved.
Dated: March 27, 2026
Peter Sharpe

/s/ Peter Sharpe
Peter Sharpe